Exhibit 99.3

NERVGEN PHARMA CORP.
(the “Company”)

Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general meeting of shareholders of the Company held on April 23, 2026 (the “Meeting”), the following sets forth a brief description of the matters which were considered and voted upon at the Meeting and the outcome of the vote in respect of each matter. For additional details, please refer to the Company’s Management Information Circular dated March 13, 2026 (the “Circular”) available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

The percentage of votes for or withheld, as applicable, from voting are displayed as a percentage of votes cast.

1.	Number of Directors

By resolution passed by a vote conducted by a show of hands, the number of directors of the Company was set at eight (8). The results of the votes are set forth below.

VOTES FOR		VOTES AGAINST
Number	Percentage (%)	Number	Percentage (%)
19,463,813	99.77%	45,004	0.23%

2.	Election of Directors

By resolution passed by a vote conducted by a show of hands, each of the eight (8) nominees as set out in the Circular were elected as directors of the Company to hold office until immediately before the election or appointment of directors at the next annual general meeting of the Company. The results of the votes are set forth below opposite the name of each elected director.

NOMINEE	VOTES FOR		VOTES WITHHELD
	Number	Percentage (%)	Number	Percentage (%)
J. Craig Thompson	19,338,134	99.13%	170,683	0.87%
Krista L. McKerracher	16,930,115	86.78%	2,578,702	13.22%
Harold M. Punnett	19,396,834	99.43%	111,983	0.57%
Randall E. Kaye	19,271,017	98.78%	237,800	1.22%
Brian E. Bayley	19,060,424	97.70%	448,393	2.30%
Adam H. Rogers	19,364,636	99.26%	144,181	0.74%
Gianni (John) Ruffolo	19,354,384	99.21%	154,433	0.79%
Neil A. Klompas	19,356,634	99.22%	152,183	0.78%

3.	Appointment of Auditors

By resolution passed by a vote conducted by a show of hands, KPMG LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the auditor’s remuneration. The results of the votes are set forth below.

VOTES FOR		VOTES WITHHELD
Number	Percentage (%)	Number	Percentage (%)
19,506,267	99.99%	2,550	0.01%

4.	Approval of the Omnibus Equity Incentive Plan

By resolution passed by a vote conducted by a show of hands, the adoption of the Company’s Omnibus Equity Incentive Plan was approved. The results of the votes are set forth below.

VOTES FOR		VOTES AGAINST
Number	Percentage (%)	Number	Percentage (%)
18,703,254	95.87%	805,563	4.13%

5.	Approval of the Amended and Restated Stock Option Plan

By resolution passed by a vote conducted by a show of hands, the amendments to the Company’s Amended and Restated Stock Option Plan was approved. The results of the votes are set forth below.

VOTES FOR		VOTES AGAINST
Number	Percentage (%)	Number	Percentage (%)
18,852,601	96.64%	656,216	3.36%

6.	Approval of the Amended Articles of the Company

By resolution passed by a vote conducted by a show of hands, the adoption of certain amendments to the Company’s Articles were approved. The results of the votes are set forth below.

VOTES FOR		VOTES AGAINST
Number	Percentage (%)	Number	Percentage (%)
19,208,235	98.46%	300,582	1.54%

DATED this 24th day of April, 2026.

Yours truly,

NervGen Pharma Corp.

(signed) “Adam Rogers”

Adam Rogers

President, Chief Executive Officer and interim Chief Financial Officer